# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Plymouth Industrial REIT, Inc., CIK 0001515816
CUSIP: 729640102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 20 Custom House Street, 11th Floor, Boston, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-24-036160
Filed by CIK 0001232395

## Reporting persons
- Silvercrest Asset Management Group LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,085,008; sole dispositive power 0; shared dispositive power 2,085,008; aggregate amount beneficially owned 2,085,008 (4.6% of the class)
  Comment: Enter reporting person comments - up to 20,000 characters
- Silvercrest L.P.: type of reporting person: parent holding company or control person (HC), partnership (PN); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,085,008; sole dispositive power 0; shared dispositive power 2,085,008; aggregate amount beneficially owned 2,085,008 (4.6% of the class)
- Silvercrest Asset Management Group Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,085,008; sole dispositive power 0; shared dispositive power 2,085,008; aggregate amount beneficially owned 2,085,008 (4.6% of the class)

## Item 1. Issuer
Name of issuer: Plymouth Industrial REIT, Inc.
Address of issuer's principal executive offices: 20 Custom House Street,11th Floor Boston, Massachusetts 02110

## Item 2. Person Filing
Name of person filing:
Silvercrest Asset Management Group LLC
Silvercrest L.P.
Silvercrest Asset Management Group Inc.
Address of principal business office or, if none, residence: 1330 Avenue of the Americas, 38th Floor New York, NY 10019
Citizenship:
Silvercrest Asset Management Group LLC-New York, United States of America;
Silvercrest L.P.-Delaware, United States of America
Silvercrest Asset Management Group Inc. Delaware, United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Silvercrest Asset Management Group LLC - 2,085,008 shares
Silvercrest L.P. - 2,085,008 shares
Silvercrest Asset Management Group Inc. - 2,085,008 shares
Percent of class:
Silvercrest Asset Management Group LLC - 4.6%
Silvercrest L.P. - 4.6%
Silvercrest Asset Management Group Inc. - 4.6%
Sole power to vote or to direct the vote:
Silvercrest Asset Management Group LLC - 0 shares
Silvercrest L.P. - 0 shares
Silvercrest Asset Management Group Inc. - 0 shares
Shared power to vote or to direct the vote:
Silvercrest Asset Management Group LLC - 2,085,008 shares
Silvercrest L.P. - 2,085,008 shares
Silvercrest Asset Management Group Inc. - 2,085,008 shares
Sole power to dispose or to direct the disposition:
Silvercrest Asset Management Group LLC - 0 shares
Silvercrest L.P. - 0 shares
Silvercrest Asset Management Group Inc. - 0 shares
Shared power to dispose or to direct the disposition:
Silvercrest Asset Management Group LLC - 2,085,008 shares
Silvercrest L.P. - 2,085,008 shares
Silvercrest Asset Management Group Inc. - 2,085,008 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
1. Joint Filing Agreement, dated February 14, 2023, among the Reporting Persons (incorporated herein by reference to Exhibit 1 on Schedule 13G (filing date February 14, 2023)).

## Signatures
- Silvercrest Asset Management Group LLC: /s/ David J. Campbell, David J. Campbell, General Counsel (02/14/2025)
- Silvercrest L.P.: David J. Campbell, Secretary, David J. Campbell, Secretary (02/14/2025)
- Silvercrest Asset Management Group Inc.: /s/ David J. Campbell, David J. Campbell, General Coinsel (02/14/2025)